Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 18, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the Solar Bonds platform.

Impact Investing 101: Where Value Meets Values

Editor’s Note: Nancy E. Pfund is the founder and managing partner of DBL Investors, a venture capital firm (http://www.dblinvestors.com/) that combines top-tier financial returns with meaningful social, economic and environmental returns in the regions and sectors in which it invests. Nancy is also a member of SolarCity’s board of directors.

Nancy E. Pfund is a leading investor, and an expert on the power of venture capital to promote social change and environmental improvement. We talked with her about her views on impact investing.

How do you define impact investing?

Impact investing drives both financial returns and social returns, with “social” defined broadly to include environmental, social, economic and diversity-related progress.

What kind of misconceptions do people have about impact investing?

Historically, many people have felt that to invest with impact meant sacrificing financial return, and that belief continues to exist. In reality, you’ll find a range of return options, from below market (also known as concessionary) returns to market rate and above.

People also sometimes assume that impact investing is always done in the same way, when actually the field has many practitioners and approaches.

How and why did you come to make it such a big part of your career?

I have always been interested in social change. I worked for the Sierra Club right out of college, for example, and have also had a passion for innovation and working with entrepreneurs. Impact investing combines both!

After a long career in traditional venture capital, I wanted to try to make the field more proactively relevant to some of the social and environmental challenges we face, so impact investing became not just a career for me, but a calling.

Impact investing is on the rise. How have investors changed?

In the past 10 years, there has been enormous change. When I started in 2003, banks and foundations were the bulk of our investor base. In the late 2000s, we began to get more pension funds interested, and now, in 2015, family offices and family foundations have entered in strong numbers.

This diverse set of supporters is terrific for the field, as it brings myriad perspectives on achieving impact and strong returns.

How has the impact investing marketplace changed?

There are many more options today. In the early days, socially responsible investors mostly based their choices on negative screens which cut out certain companies, practices or products, such as tobacco aimed at investments in public equities, community banks, low-income housing and the occasional venture capital fund.

Today, impact investors have a wider range of choices, including green bonds, crowdfunding, project finance, social impact bonds and sector-based ETFs (exchange-traded funds) for clean technology.

The number of firms offering these products has increased accordingly, and banks have stepped in to try to aggregate products and match them with private bank clients. Small firms that act as intermediaries between fund managers and investors have also begun to proliferate. It’s now easier than ever for an investor to find information on or put money behind impact investments.

How can social or environmental responsibility help companies make money?

Companies that incorporate a high level of environmental and/or social responsibility are a) more aware of factors and dynamics outside their narrow business landscape and b) more inclined to build a business strategy that seeks to address these factors. The result: these companies have the potential to manage external risks better.

In this age when employees really want to work for companies that do the right thing, it means these companies also have a better shot at attracting and retaining top-quality employees. For example, Elon Musk mentioned the recruiting draw of working for a company with a social impact during a fireside chat at the May 2014 World Energy Innovation Forum. (http://www.worldenergyinnovationforum.com/)

Socially responsible business practices can also have direct financial implications. One example is Revolution Foods (http://revolutionfoods.com/), which has two employee training programs—financial literacy and vocational English as a second language—that are socially responsible ways to support the development of its workforce and manage the needs of a growing business.

How does venture capital fit into the impact investing landscape?

Venture capital plays a critical role because it works with companies that are just getting started and that are usually pursuing innovative, disruptive products and services. Infusing impact at this stage, when the corporate culture is just beginning to gel, is tremendously important, because early culture often stays with a company as it grows.

Venture capital also plays a key role because it allows investors to participate in game-changing new products and services, like electric vehicles and solar or wind power projects, that aim to solve climate problems.

Finally, venture capital starts with small companies and, if successful, helps them get big. This means venture capital helps create jobs, a key positive social impact. For instance, when DBL first invested in SolarCity (http://www.solarcity.com/), there were about 60 employees. Today there are nearly 9,500.

How does something like Solar Bonds fit into that landscape?

Solar Bonds are a key tool in democratizing access to solar and solar financing, allowing the average investor to help grow the solar market in a lower-risk way without having to make huge investments.

While venture capital occupies the high risk/high return part of the spectrum and hence is not at all for everyone, solar bonds are accessible to a wide variety of people across many income levels. Solar Bonds create a double impact: they help build more solar and they offer attractive financial returns while supporting a cause that matters.

What are the most interesting or exciting things you’ve seen during your work in this field?

That entrepreneurs and their employees get just as passionate about making a difference in the world as they do about making a super successful company that transforms its industry.

It’s exciting because when people are motivated by money, in the sense of achieving a breakout new company, and by making a difference, that special combination makes just about anything possible.

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Learn more at Solar Bonds. (https://solarbonds.solarcity.com/)

Disclaimer:

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information on this web site relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the website.